SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                 AMENDMENT NO. 2
                                       T0
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E -3 THEREUNDER

          RULE 13E -3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Westminster Capital, Inc.
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                                (Name of Issuer)

  Westminster Capital, Inc., William Belzberg, Hyman Belzberg, Keenan Behrle, Greggory Belzberg, Bel-Cal Holdings, Ltd., Bel-Alta Holdings, Ltd., William
Belzberg Revocable Living Trust, October 5, 1984, Westminster Acquisition Corp.
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                      (Name of Person(s) Filing Statement)

                      Common Stock, Par Value $1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    307351106
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                      (CUSIP Number of Class of Securities)

           William Belzberg                        Scott D. Galer, Esq.
        Chief Executive Officer             Akin Gump Strauss Hauer & Feld, LLP
     9665 Wilshire Blvd., Suite M-10        2029 Century Park East, 24th Floor
     Beverly Hills, CA 90212                       Los Angeles, CA 90067
            (310) 278-1930                            (310) 229-1000

--------------------------------------------------------------------------------

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [x] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE


              Transaction
               Valuation*                          Amount of Filing Fee

               $2,110,379                                 $423

     *For purposes of calculating fees only. The transaction value is based on a maximum 713,793 shares of Westminster Capital, Inc. common stock, par value $1 per share, which the Issuer may acquire in connection with the settlement of a class action lawsuit followed by a short-form merger, both of which are to be consummated at $2.95665 per share.

[x] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $423               Filing Party: Westminster Capital, Inc.
Form or Registration No.: Schedule 13E-3     Date Filed:  July 10, 2003


This Amendment No. 2 to Schedule 13E-3 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission ("SEC") on July 10, 2003 (as amended, the "SCHEDULE 13E-3"), relating to the going private transaction of Westminster Capital, Inc. ("WESTMINSTER"), and specifically the merger of Westminster Acquisition Corp. ("PARENT CORPORATION") with and into Westminster, with Westminster as the surviving company.

The information in the Schedule 13E-3 is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 2 to Schedule 13E-3, except as otherwise set forth below. You should read this Amendment No. 2 to Schedule 13E-3 together with the Schedule 13E-3 we filed with the SEC on July 10, 2003 and Amendment No. 1 to Schedule 13E-3 we filed with the SEC on July 30, 2003.

SPECIAL FACTORS - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE TRANSACTION

The section entitled "Special Factors - Purposes, Alternatives, Reasons and Effects of the Transaction" is amended and supplemented by adding the following sentence to the end of the fifth paragraph under that section:

     Westminster estimates that being a private company will result in cost savings in excess of $300,000 per year.

The section entitled "Special Factors - Purposes, Alternatives, Reasons and Effects of the Transaction" is amended and supplemented by adding the following paragraph after the fifth paragraph under that section:

     Westminster made the Offer in order to provide the holders of the Shares with liquidity. Prior to commencing the Offer, Westminster considered alternative methods to provide its stockholders with liquidity and increase the value of its Shares. However, each of these alternatives were either unsuccessful or rejected as impracticable. Please see "Item 5 - Past Contacts, Transactions, Negotiations and Agreements" for a complete discussion of the alternatives to the Offer considered by Westminster and the reasons why such alternatives were unsuccessful or rejected.

SPECIAL FACTORS - FAIRNESS OF THE TRANSACTION

The section entitled "Special Factors - Fairness of the Transaction" is amended and supplemented by replacing the fourth bullet under that section with the following:

     The price to be paid to the unaffiliated stockholders in the Merger is within the $1.80 to $3.24 range of historical trading prices of Westminster's common stock for the period between January 1, 2001, and June 30, 2003, and is greater than the $2.80 sale price of the last reported sale on July 3, 2003. In addition, the merger price represents a premium of approximately 50% over the $2.00 per share sales price of the last reported sale of the Shares on AMEX prior to the day Westminster publicly announced the Offer to purchase shares at $2.80 and a premium of approximately 40% over the 52-week average share price of $2.14 for the one-year period ending April 15, 2002, prior to any upward influence the Offer had on the Share price. The Filing Persons did consider that Shares have traded at a level above $3.00 during the last 12 months. However, the Filing Persons believe that the higher prices at which Shares have traded during the last 12 months were influenced by the $2.80 price of the Offer and the possibility that the Lawsuit could be settled at a price above the $2.80 Offer price. Also, the Shares traded at a price above $3.00 on only 13 trading days since July 1, 2002 and the Filing Persons do not believe that the market can currently sustain a trading price for the Shares above $3.00 per share. As a result, the Filing Persons believe that absent the Offer and Lawsuit, the Shares would be trading at prices closer to the prices at which the Shares traded prior to the public announcement of the Offer.

The section entitled "Special Factors - Fairness of the Transaction" is amended and supplemented by replacing the sixth bullet under that section with the following:


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

     The price to be paid to the unaffiliated stockholders in the Merger is below per share net book value of Westminster, which was $5.48 per share as of March 31, 2003. But, there are no current plans to liquidate Westminster or the Surviving Company and even if the Surviving Company were liquidated, the disposition of its three businesses, all of which are operating at losses, and assets would probably involve a lengthy process with no guarantees that the full book value would be paid for the assets. Also, any cash received from the disposition of its assets would have to be offset by the expenses of disposition, including legal and professional fees. Accordingly, the Filing Persons believe that the proceeds of a liquidation available to unaffiliated stockholders would be less than the book value per share.

The section entitled "Special Factors - Fairness of the Transaction" is amended and supplemented by replacing the second to last paragraph under that section with the following two paragraphs:

     The Filing Persons determined that the negotiated Settlement and Merger consideration was the most appropriate measure of fair value, outweighing other measures such as the current and historical market price per Share, the $2.80 purchase price paid in the previous privately negotiated transaction with affiliates of Mr. Samuel Belzberg (which is described in "Item 5 - Past Contacts, Transactions, Negotiations and Agreements"), and the net book value per Share, as well as the going concern and liquidation value of Westminster. The Filing Persons believe that such alternative valuation methods or measures are ultimately guides that attempt to calculate, predict or estimate what unaffiliated parties would currently agree upon as a fair price and are most useful as guidelines when negotiations are impracticable and a price has to be set by one of the parties. The Filing Persons do not believe that such valuation measures are as important, or even necessary considerations, in determining the fairness of a price when actual negotiations, between sophisticated parties, have occurred and resulted in an agreed upon price, as was the case in determining the terms of the Settlement and the amount of the Merger consideration. The Filing Persons also believe that the fact that the negotiated Settlement and Merger consideration was approved by the Court of Chancery of the State of Delaware, following a public hearing in which all unaffiliated stockholders were given noticed and entitled to raise objections, provides further assurance that the negotiated price was fair and provides further support for their determination that such negotiated price was the most appropriate measure of fair value. Since the terms of the Settlement and Merger, including the consideration to be paid, were not unilaterally set by the Filing Persons, but were determined through negotiations with Plaintiff, a representative of the unaffiliated stockholders of Westminster and owner of approximately 48% of all Shares owned by unaffiliated stockholders, and also approved by the Court of Chancery of the State of Delaware, following a public hearing, the Filing Persons believe that the negotiated price was the most accurate measure of fair value and also believe that it is reasonable to rely primarily upon such negotiated price instead of valuation methods or measures that may be alternatively used to predict or estimate a fair price.

     Because of the forgoing, Westminster did not retain any third party to prepare a going concern or liquidation valuation or any other type of report, opinion, or appraisal materially related to the Settlement or the Merger. Also, over the past two years, Westminster has not received any firm offers relating to the merger or consolidation of Westminster or the acquisition of all or substantially all of Westminster assets or a controlling interest in Westminster. Accordingly, the Filing Persons did not consider any going concern or liquidation value of Westminster, any other reports, opinions or appraisals or any alternative acquisition offers, in determining that the Settlement and Merger was fair to the unaffiliated stockholder of Westminster.

The section entitled "Special Factors - Fairness of the Transaction" is amended and supplemented by adding the following sentence at the end of that section:

     Each of the factors and analyses set forth above in this section were considered and performed by each of the Filing Persons.

ITEM 2. SUBJECT COMPANY INFORMATION

The section entitled "Item 2. Subject Company Information" is amended and supplemented by replacing the response to 2(b) under that section with the following:

2(b) Securities. The authorized capital stock of Westminster consists of 30,000,000 shares of common stock, par value $1 per share (the "SHARES"). As of July 31, 2003, Westminster had 5,058,429 shares of common stock outstanding. Westminster has issued options to acquire Shares pursuant to a 1997 Stock Incentive Plan. As of July 31, 2003, 1,000,000 Shares were reserved for issuance pursuant to the 1997 Stock Incentive Plan, of which options to purchase 100,000 Shares at an exercise price of $2.37 per share, were repurchased by Westminster in connection with the Offer for a price equal to the difference between the exercise price and Offer price. Other than these stock options, no stock options to purchase Shares were exercisable at a price per share less than $3.00 per share. At July 31, 2003, there were options to purchase 100,000 Shares outstanding at exercise prices ranging from $3.00 to $3.25 per share.

ITEM 4. TERMS OF THE TRANSACTION


The section entitled "Item 4. Terms of the Transaction" is amended and supplemented by replacing the first sentence of the paragraph immediately preceding the subsection entitled "Appraisal Rights" with the following sentence:

     The purchase of Shares pursuant to the Merger will not result in a taxable transaction for Westminster, the Continuing Stockholders or Westminster Acquisition Corp.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The section entitled "Item 5 - Past Contacts, Transactions, Negotiations and Agreements" is amended and supplemented by replacing the seventh to last paragraph under that section with the following two paragraphs:

     In late August 2002, Westminster's counsel suggested that Plaintiff and his counsel meet with Westminster's management and its counsel to review any information and ask any questions they wished concerning Westminster. On September 24, 2002, Plaintiff and his counsel met with William Belzberg and Keenan Behrle of Westminster to review information concerning Westminster. Westminster provided Plaintiff and his counsel with all information they requested and answered counsel's questions concerning the materials that were provided to him. The information provided to Plaintiff included detailed financial information concerning Westminster and its subsidiaries and all information provided to Houlihan Lokey in connection with the preparation of its report concerning the Offer. Plaintiff was also provided with copies of minutes and resolutions of the Board of Directors and Special Committee of Westminster and information concerning the purchase of the Shares from Gibralt and MDB. No financial projections were provided to Plaintiff. According to the Stipulation of Settlement filed with the Court of Chancery, Plaintiff, his counsel and financial expert reviewed these materials.

     During October and November 2002, the parties continued their discussions, primarily through their respective counsel. During these negotiations, Westminster initially proposed a settlement price of $2.90 per share. Westminster made this initial offer because it desired to settle the Lawsuit in order to avoid the cost and uncertainty of continued litigation. Plaintiff considered Westminster's offer and several days later Plaintiff's counsel countered to Westminster's counsel that Plaintiff was willing to settle the Lawsuit for $3.25 per share. Westminster, through its counsel, advised Plaintiff that it was unwilling to settle at that amount, but did not make a counter offer. Plaintiff, through its counsel, ultimately proposed a settlement price of $3.00 per share and Westminster's management accepted the $3.00 per share settlement price proposed by Plaintiff, subject to the approval of the Board of Directors of Westminster. The parties, with assistance from their counsel, then worked out the terms of the Stipulation of Settlement, which included Plaintiff and his counsel's right to review and comment on this Schedule 13E-3. The Stipulation of Settlement was finalized by the parties in December 2002.

ITEM 16. EXHIBITS

     (a)(1) Letter from Westminster Acquisition Corp.*

     (a)(2) Text of Press Release issued by the Company on August 7, 2003

     (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing*

     (d)(2) Stipulation of Settlement*

     (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware*

     (d)(4) Court's Order denied Fred Lowenschuss's Request for
            Reconsideration**

        (f) Section 262 of the Delaware General Corporation Law*

*    Previously filed by the Company on Schedule 13E-3, dated July 10, 2003.

** Previously filed by the Company on Amendment No. 1 to Schedule 13E-3, dated July 30, 2003.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 2003              WESTMINSTER CAPITAL, INC.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer

Dated:  August 7, 2003
                                     /s/ William Belzberg
                                    ------------------------------------
                                    William Belzberg
Dated:  August 7, 2003

                                     /s/ Hyman Belzberg
                                    ------------------------------------
                                    Hyman Belzberg
Dated:  August 7, 2003

                                     /s/ Greggory Belzberg
                                    ------------------------------------
                                    Greggory Belzberg

Dated:  August 7, 2003
                                     /s/ Keenan Behrle
                                    ------------------------------------
                                    Keenan Behrle


Dated:  August 7, 2003              BEL-CAL HOLDINGS, LTD.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  President


Dated:  August 7, 2003              BEL-ALTA HOLDINGS, LTD.


                                    By: /s/ Hyman Belzberg
                                    ------------------------------------
                                    Name:   Hyman Belzberg
                                    Title:  President

Dated:  August 7, 2003              WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                                    OCTOBER 5, 1984


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title: Trustee

Dated:  August 7, 2003              WESTMINSTER ACQUISITION CORP.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer



                                  EXHIBIT LIST

        Exhibit
        NUMBER                      DESCRIPTION

        (a)(1)    Letter from Westminster Acquisition Corp.

        (a)(2)    Text of Press Release issued by the Company on August 7, 2003

        (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing

        (d)(2)    Stipulation of Settlement

        (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware

        (d)(4)    Court's Order denied Fred Lowenschuss's Request for
                  Reconsideration

           (f)    Section 262 of the Delaware General Corporation Law


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